 Exhibit 99.3

Early Warning Reports Filed
Acquisition of Common Shares of LiveReel Media Corporation

TORONTO, ONTARIO, October 24, 2017 – This press release is being disseminated as required by National Instrument 62-103 - The Early Warning System and Related Take Over Bids and Insider Reporting Issues, with respect to the filing of an early warning report (the “Early Warning Report”) regarding the acquisition of control of 3,840,555 common shares (“Common Shares”) of LiveReel Media Corporation (OTCQB: LVRLF) (“LiveReel”) by Thomas (Taz) M. Turner, Jr (the “Acquiror”).

The Early Warning Report discloses that on October 19, 2017, T3 Research, LLC (“T3”) and Southshore Capital Partners, LP (“Southshore”) acquired an aggregate of 3,840,555 Common Shares (the “Acquired Shares”) for an aggregate purchase price of $192,028 ($0.05 per share). As a result of these transactions (collectively, the “Share Purchase Transactions”), the Acquiror acquired control of the Acquired Shares.

Prior to the completion of the Share Purchase Transactions, the Acquiror owned no Common Shares, T3 owned 1,027,245 Common Shares (approximately, 4.37% of the issued and outstanding Common Shares) and Southshore owned 1,027,246 Common Shares (approximately, 4.37% of the issued and outstanding Common Shares). Following the completion of the Share Purchase Transactions, the Acquiror owned no Common Shares, T3 owned 2,947,523 Common Shares (approximately, 9.45% of the issued and outstanding Common Shares) and Southshore owned 2,947,523 Common Shares (approximately, 9.45% of the issued and outstanding Common Shares).

The Common Shares beneficially owned by T3 and Southshore are, in each case, held by it for investment purposes. Neither the Acquiror nor any of its joint actors has any current plans or intentions dispose of or acquire additional Common Shares, or to act jointly and in concert with the other with respect to its beneficial ownership or control over any Common Shares. However, depending on a number of factors, including market conditions, general economic and industry conditions, the Issuer’s business, financial condition, strategic initiatives, the investment objectives strategies and objects and restrictions of T3 and Southshore, respectively, and/or other relevant factors, the Acquiror, T3 and/or Southshore, or any of them, may develop such plans or intentions in the future.

A copy of the Early Warning Report required to be filed under applicable securities laws contains additional information related to the above matters and will be filed under LiveReel’s profile on SEDAR (www.sedar.com). To request a copy of these Early Warning Reports you can contact LiveReel using the contact information below.

Contacts:

Ashish Kapoor, Chief Financial Officer of LiveReel Media Corporation - (416) 523-3350.

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